SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Relevant Fact entitled "Valuation Report" dated on August 16, 2007.

Valuation Report*

*(Free English Translation of Portuguese Original)

Navytree Participações Ltda.

Tevecap S.A.’s Operations (TVA)

Corporate Finance / TMT Investment Banking, August 16th, 2007.

Extract of the Valuation Report, dated as of August 16th 2007, prepared at Telesp’s request, for restrict disclosure to its shareholders.
The Valuation Report, in its entirety, is available for Telesp’s
Important Notice	shareholders in its head office.

1.	Banco ABN AMRO Real S.A. (“ABN AMRO”) was retained by Telecomunicações de São Paulo S.A.

(“Telesp”) to render an economic financial valuation (“Valuation”) of Navytree Participações Ltda. (“Navytree”) and other Target-Assets (as defined below), and assuming the conclusion of the Restructuring subject to the terms and conditions established bellow, which will follow the contractual instrument of Navytree acquisition (the “Operation”) to be submitted to Telesp’s General Meeting (the “Meeting”) in compliance with the section 256 and other applicable provisions of Law 6.404/76, as amended (“LSA”).

2.

Telesp informed to ABN AMRO that a corporate restructuring (the “Restructuring”) will be implemented, comprehending the companies Navytree, Lightree Participações Ltda., Lemontree Representação de Assinaturas S.A., Datalistas S.A., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná S.A. (The “Companies of Restructuring”), by which Navytree will become the owner, directly or by means of the Companies of Restructuring, as the case may be, of (i) 100% of the equity capital of a Multichannel Multipoint Distribution Service (MMDS) and of Cabo e Serviços de Comunicação Multimídia (SCM) services company to supply broadband services inside and outside the State of São Paulo (“MMDS Operation”); (ii) 91.50% of the equity capital of a cable television services company outside the State of São Paulo (“Cabo Sul Operation”); and (iii) 86.65% of the equity capital of a cable television services company at the State of São Paulo (“Cabo SP Operation”). Telesp furnished to ABN AMRO the corporate structure of Navytree resulting from the Restructuring, which forms the table that appears on page 22 of the Valuation hereto.

2

Important Notice

3.

As the intended Restructuring and for the purposes of the Valuation, Telesp instructed ABN AMRO to proceed to the valuation of the Companies of Restructuring, as well as the MMDS Operation, the Cabo Sul Operation and the Cabo SP Operation, consistent of the assets and liabilities associated to MMDS, cable and broadband, owned by Abril Comunicações S.A., TVA Sistema de Televisão S.A., Comercial Cabo TV São Paulo Ltda., TVA Radioenlaces Ltda. and TVA Sul Paraná Ltda. (“Grupo Abril”), that in connection with the Restructuring must be owned by the Companies of Restructuring (the Companies of Restructuring, together with the MMDS Operation, Cabo Sul Operation and Cabo SP Operation, hereinafter, the “Target-Assets”).

4.

The Target-Assets were evaluated as an independent, stand-alone operation, which means that it does not reflect any merge, incorporation or any other type of combination of the Target-Assets and Telesp operations, and, therefore, the Valuation result doesn’t include benefits or loss of operational, fiscal or of other nature, nor contemplate eventual synergies that could happen from such combination, or expenses associated to it or arisen from it, or that possibly could be generated from its accomplishment. In addition, ABN AMRO, as requested by Telesp, shows, separately, specific operational potential synergies arisen from the Operation, on the perspective of Telesp, and indicated by Telesp to ABN AMRO notoriously relative to the broadband and voice band clients base reliability (“Specific Operational Synergies”).

5.

The Valuation and other integrant parts of this report (“Report”) are intellectual property of ABN AMRO and were prepared by ABN AMRO exclusively and for use and benefit of Telesp’s management and to follow the Operation agreement, which will be submitted to the Meeting. Moreover, the Valuation is a confidential document, for internal use of Telesp’s management and other companies of Grupo Telefonica, for the exclusive purposes of the Operation, in compliance with section 256 and other applicable provisions of LSA, and it can not be disclosed by Telesp to third parties or distributed, copied or used for any other purpose, without ABN AMRO’s prior written consent. The Valuation will be disclosed by Telesp exclusively under the event of meeting legal or regulatory requirements applicable to the Company or to concerned authorities regulation, since that: (i) ABN AMRO be previously communicated about the abovementioned disclosure; and (ii) the Valuation be shown in its entirely for the Operation purposes and exclusively in order to adhere to legal or regulatory requirements, of concerned authorities.

3

Important Notice

6.

ABN AMRO did not make and does not make any recommendation with respect to the structure of the Operation, the cost, the appreciation of the Specific Operational Synergies, the contractual terms or any other aspects associated to the Operation, nor participated of the negotiation of the Operation or the Restructuring.

7.

This Report does not constitute a fairness opinion or a recommendation, expressly or implicit, in respect of the suitability and opportunity, or in respect of the strategic decision of putting into effect the Operation or its commercial aspects, which are exclusive competency of Telesp’s management and its stockholders. This Report does not constitute any recommendation to Telesp’s stockholders as what they should vote in relation to the Operation.

8.

The use of the values determined in the Valuation or other integrant parts of this Report for any other valuation relating to the Target-Assets for any other purposes is Telesp’s sole and exclusive responsibility.

9.	ABN AMRO is not responsible before third parties in respect of the use of the Valuation or of any other integrant part of this Report.

10.

ABN AMRO does not make, nor will make, expressly or implicitly, any statement or warranty in relation to the Supplied Information by Telesp, as defined below, including studies, projections or previsions of Target- Assets, or assumptions and estimates in which these projections and previsions were based, used for the preparation of the Valuation, the exhibition of the Specific Operational Synergies or any other integrant part of this Report, neither assume any responsibility or duty to indemnify regarding the accuracy, veracity, integrity, consistency, sufficiency and precision of the Supplied Information, which are under sole and exclusive Telesp’s responsibility.

4

Important Notice

11.	The information contained in the Valuation reflect the financial conditions of the Target-Assets as of

September 30th 2006 and the Supplied Information as made available by Telesp, such that any alteration on such conditions or in the Supplied Information may alter the results that have been presented herein. ABN AMRO is not obligated, at any time, to update, revise or reaffirm any information contained in the Valuation or in any other integrant part of this Report, nor to supply any additional information related to the Valuation or to any other integrant part of this Report

12.

For the purposes of the Valuation, the Target-Assets were evaluated by discounted cash flow methodology. The horizon of projection comprised the period from September 2006 to December 2016, in accordance to the business plans prepared and supplied by Telesp for the Target-Assets (“Business Plans”). Telesp informed not having altered its view concerning the future performance of Target-Assets since the preparation of the Business Plans until the closing date of this Report

13.	As requested by Telesp, the Valuation is based on data from September 30th 2006

14.

The Valuation took into consideration the total value of the net debt existent on September 30th (“Net Debt”) on the Companies of Restructuring, as presented by Grupo Abril to Telesp and presented to ABN AMRO. To determinate the stockholder capital value (“Equity Value”) of Navytree, the Net Debt was discounted from the total economic financial value of the Target-Assets raised according to item 12 above (“Enterprise Value”)

5

Important Notice

15.

For the purposes of determining the Net Debt, Grupo Abril considered (i) any credit settled by good and services supplier, with interests incidence and charge of other financial burdens, or any parceled buying or other similar adjustment regarding to goods or services (except commercial accounts arising from goods or services generally acquired or took on account and payable in the normal course of business); (ii) short, medium and long term outstanding debts, including bank loans, overdrafts and any debentures, bonds or bills, including all due and unpaid interests; (iii) amounts raised under any other transaction that might have commercial effect of a loan or money raising and (iv) any financial leasing operation, discounted the cash value. For the purposes of determining the Net Debt, “cash” means the total value of: (a) bank account available in cash balance; and (b) financial applications in instruments with liquidity on short term, considering such value as free of any charges and totally free of any warranty

16.

ABN AMRO evaluation work, arising from its expertise and experience, used as basis, among other things, the following information or documents made available by Telesp to ABN AMRO until August 6th, 2007 (in concert, the “Supplied Information”):

	(i)	statement of Non-audited Net Debt;

	(ii)	corporate structure of Grupo Abril and the Companies of Restructuring pre e post Restructuring;

	(iii)	Target-Assets managerial results from 2006 to February 28th, 2007;

	(iv)	Post Restructuring pro forma financial statements

	(v)	Business Plans; and

	(vi)	drafts of Companies of Restructuring’s By-Laws

6

Important Notice

17.

In preparing the Valuation, ABN AMRO reviewed other studies and financial and market analysis and took into consideration other aspects it deemed to be necessary, including the judgment of the economic, monetary, and market conditions

18.

ABN AMRO presumes and relies on the accuracy, veracity, integrity, consistency, sufficiency and precision of all Supplied Information, in writing or discussed with Telesp’s representatives who were referred by Telesp (“Designated Representatives”), as well as any other publicly available information, and does not assume any responsibility by the accuracy, veracity, integrity, consistency, sufficiency and precision of the Supplied Information, nor regarding the form in which they were elaborated. ABN AMRO assumes that all the Supplied Information to ABN AMRO or in any way supplied by Telesp or discussed by the Designated Representatives with ABN AMRO are complete, correct and sufficient for the purpose of the Valuation, and that all the financial projections provided to ABN AMRO, or at any way , available or discussed with ABN AMRO were prepared on a reasonable way and reflect the best estimates and valuations at the time they were available, and, since its delivery until the present moment, there was no material change in business, in financial situation, on assets, liabilities, on business perspectives, business transactions or in the numbers of shares of the Companies of Restructuring, except as contemplated in the restructured proposal presented by Telesp and discussed with the Designated Representatives, as well as any significant event that could alter the Supplied Information, or made them incorrect or imprecise in any material aspects or that could cause a material effect in the Valuation or in any integrant part of the Report. ABN AMRO assumed the implementation of the Restructuring on the terms and conditions provided by Telesp, and does not assume any responsibility due to implementation or results, once implemented

7

Important Notice

19.

ABN AMRO did not assume any responsibility of conducting (i) any appraisal of the assets and liabilities, accounted or not (contingent or not), of the Target-Assets; (ii) any revision or audit of the financial statements and the documents that based the Net Debt; (iii) any technical audit of the operations of the Target -Assets; (iv) any valuation of the solvency or the fair value of the Target-Assets, according to any state or federal legislation related to bankruptcy, solvency or similar issues; (v) any physical inspection of the properties, installations or assets of the Target -Assets

20.

ABN AMRO adopts the assumption that all the financial projections provided by Telesp or discussed by ABN AMRO with the Designated Representatives were prepared on a reasonable way and reflect the best estimates and valuations at the time they were available and the best judgment of Telesp’s management as the expected future financial performance. ABN AMRO does not assume any responsibility related to the Restructuring’s results, included, but not limited to, in case of the contents and/or the results of the Supplied Information, including the Net Debt of the Companies of Restructuring, after the Restructuring, diverges from the Supplied Information

21.

Estimates and projections presented in the Valuation are intrinsically subject to uncertainties and various events or factors that are beyond the control of Telesp, the Target-Assets and ABN AMRO, especially those whose occurrence depends upon future or uncertain events. Therefore, ABN AMRO does not assume any responsibility or indemnity obligation if the future results differ from the referred estimates and projections, and does not make any declaration or warranty with respect to such estimates and projections

8

Important Notice

22.

The preparation of economic/financial valuations is a complex process that involves subjective judgment and is not susceptible to a partial analysis or brief description. ABN AMRO did not attribute specific importance to certain factors considered in the Valuation, but, on the contrary, undertook a qualitative analysis of the importance and relevance of all factors considered herein. As such, the Valuation must be analyzed as a whole, and the analysis of selected parts, summaries or specific aspects of the Valuation without knowledge and analysis of the Valuation in its entirety could result in an incomplete or incorrect understanding of the analysis undertaken by ABN AMRO and of the conclusions contained in the Valuation

23.

Other valuations of companies and sectors prepared by ABN AMRO could treat market assumptions in a different way than was framed in this Valuation; the research departments and other departments of ABN

AMRO and its affiliated companies may use in their analyses, reports and publications, estimates, projections and different methodologies than those used in this Valuation, as well as such analyses, reports and publications may contain different conclusions from those set out in this Valuation

24.

The description of the Specific Operational Synergies and the determination of its present value were carried out, as requested by Telesp, with basis on internal studies from Telesp’s management, which were available by Telesp to ABN AMRO. ABN AMRO conducted discussions sole and exclusively with the Designated Representatives with respect to the studies and analysis of the Specific Operational Synergies, and was informed that such studies and analysis reflect the best estimates and evaluations of Telesp’s management on this date, which are under sole Telesp’s responsibility. ABN AMRO does not assume any responsibility by the accuracy, veracity, integrity, consistency, sufficiency and precision of all information and projections that were provided or at any way available in order to present the Specific Operational Synergies. Estimates and projections related to the Specific Operational Synergies that were provided to ABN AMRO, or with ABN

AMRO discussed, were based on the opinion of the Designated Representatives from such events. The description of the Specific Operational Synergies does not consider other eventual synergies that can arise from the Operation, beyond that those expressly indicated by Telesp

9

Important Notice

25.

ABN AMRO has provided, directly or through its affiliated companies, certain financial and investment banking services to Telesp and its controlling, controlled and affiliate companies, for which it received remuneration, continues to provide these services and could, at any time, provide them again. ABN AMRO, directly or through its affiliated companies, is or could become a creditor of Telesp and its controlling, controlled and affiliate companies in certain financial operations

26.

In the normal course of its activities, ABN AMRO could, directly or through its affiliated companies, trade in securities of Telesp and its controlling, controlled and affiliate companies, on its own behalf or on behalf of its clients and, consequently, could , at any time, retain buying or selling positions with respect to such securities

27.	However, ABN AMRO declares not having any conflict of interest that could diminish the autonomy necessary got the performance of its functions with respect to the preparation of the Valuation

28.

ABN AMRO will be paid by Telesp for the services related to the preparation of the Valuation, irrespectively of the conclusion of the Operation. Telesp has agreed to indemnify ABN AMRO for certain obligations and liabilities that may arise from the performance of the services that resulted in the present Report

10

Executive summary

11

Executive Summary (cont.)

## Summary of the Valuation methodology

- The methodology adopted for Navytree Valuation was the discounted cash flow
- Cash flow projections were made in nominal Reais and converted to US Dollars according to the average exchange rates estimated for each projected period
- The conversion of the cash flows to nominal Dollars was made to adequate such flows to the capital cost ("WACC"), which was expressed in nominal Dollars
- The base date used for the assessment is September 30, 2006 and the projected period comprises September 2006 to December 2016
- To calculate the Navytree's value, was considered the sum of parts of economic value corresponding to direct and indirect stake in Target-Assets after the Restructuring, minus net debt of the Restructuring Societies in September 30, 1006
- The Valuation result is presented in a value range based on the following parameters:
  - WACC, in nominal Dollars terms, varying in 25 basis points; and
  - perpetuity growth rate, in nominal Dollars terms, varying in 25 basis points

12

Navytree’s Valuation

Note: (1) Enterprise Value calculated with average value of WACC of 11.0% and perpetuity growth rate of 3.1%, both in nominal Dollars

13

1

Financial Advisor Information

14

Banco ABN AMRO Real S.A.’s relevant experience in valuations

  The Corporate Finance and TMT Investment Banking (Telecom-Media-Technology) departments in Brazil are located in São Paulo and employ 16 highly qualified professionals. These departments also count on the support of ABN AMRO Global Corporate Finance team, through its sector teams based in London, Amsterdam, Sidney and Hong Kong, consisting of approximately 280 professionals

  Recent experiences involving valuation of companies in Brazil include, among others, valuations of TIM Celular S.A (2006), TIM Participações S.A (2006) , Embratel Participações S.A. (2006), Net Serviços de Comunicações S.A (2005), Telmex do Brasil Ltda. (2005), Embratel Participações S.A (2005) , TIM Participações S.A (2005) , TIM Sul S.A (2005) , TIM Nordeste Telecomunicações S.A (2005) , Tele Celular Sul Participações S.A (2004), Tele Nordeste Celular Participações S.A (2004), Telpe Celular S.A (2004), Telasa Celular S.A (2004) , Telepisa Celular S.A (2004), Telern Celular S.A (2004), Telpa Celular S.A (2004), Teleceara Celular S.A (2004) , Biobrás S.A. (2002) , Copene (2002), Copesul (2002), Trikem (2002), Zivi S.A (2003) and Eberle S.A (2003)

  All independent valuation reports issued by Banco ABN AMRO Real S.A are subject to review by an internal committee composed of professionals working outside the Corporate Finance and TMT Investment Banking departments

15

2

Navytree Participações Ltda.

16

a

Overview

17

History of the sector

  In Brazil, pay-TV services are rendered through cable TV system, MMDS and DTH via satellite, which concessions and authorizations are granted and regulated by Anatel

  In accordance with Law No 8.977/95 and Decree No 2.206/97, cable TV operators must obtain a concession from Anatel to be able to provide such services in Brazil. None of the concessions to provide cable TV services on a specific area is exclusive

  In 1999, Anatel, through Resolution No 190, established that pay-TV operators may also provide audio and video signals through their cable networks, including providing infrastructure to supply broadband access to the internet

  Brazilian pay-TV market witnessed profound growth from the second half of the 90’s, having reached the equivalent of 4,719 thousand subscribers by the end of 2006, representing an increase of 15% compared to the end of 2005(1)

  Brazilian broadband market has presented a great increase during the past years, having reached the equivalent of 1,190 thousand subscribers by the end of 2006, representing an increase of 89% when compared to the end of 2005(1)

Note: (1) Associação Brasileira de Televisão por Assinatura (ABTA)

18

Competitive scenario

  Deployed in Brazil in 1991, the pay-TV sector reaches today 8.7% of households with TV, in a country that possesses 48.4 million of television sets (1)

  Created in 1991, with only 5 channels, TVA launched in 1999 the AJATO, a pioneer broadband service of Internet access in the country

  TVA’s network, through cable and MMDS systems covers the cities of São Paulo, Rio de Janeiro, Curitiba, Foz do Iguaçu, Florianópolis, Balneário Camburiú and Porto Alegre, reaching an area of approximately 28.5 million people (2)

(1)	PNAD 2005

(2)	Site TVA – www.tva.com.br

b

Company structure

20

Company structure proposed for the assets being acquired

# Corporate Structure proposed for the acquisition after the Restructuring

TELESP
Share composition
33.33% ON
66.67% PN
ABRIL
100.00% T
0.00% ON
100.00% PN
66.67% T
100.00% ON
0.00% PN
33.33% T
NAVYTREE PARTICIPAÇÕES LTDA.
LEMONTREE REPRESENTAÇÃO DE ASSINATURAS S.A.
DATALISTAS S.A.
100.00% T
LIGHTREE PARTICIPAÇÕES LTDA. MMDS Operation
80.10% ON
0.00% PN
40.05% T
51.00% ON
0.00% PN
25.50% T
Share composition
50.00% ON
50.00% PN
19.90% ON
100.00% PN
59.95% T
COMERCIAL CABO TV SÃO PAULO LTDA. Cabo SP Operation
TVA SUL PARANÁ S.A. Cabo Sul Operation
49.00% ON
100.00% PN
74.50% T
Legenda
Operational Company
Holding non operational company

Source: Telesp

ABN·AMRO
21

c

Assumptions

22

Discounted cash flow method (“DCF”)

23

Macroeconomic assumptions

Source: ABN AMRO estimates

24

Calculation of Navytree’s WACC

## WACC

- A summary of the main parameters used in Navytree's WACC calculation is shown below and discussed with further detail in the Appendix A:

| | |
|---|---|
| 10-year US Treasury bond return (T-Bond) | 4.7% |
| Stock Market risk premium | 5.1% |
| Country risk premium | 1.7% |
| | |
| Unleveraged Beta of the sector | 1.03 |
| Tax rate | 34.0% |
| D/E | 42.9% |
| Leveraged Beta | 1.32 |
| **Cost of equity adjusted for country risk** | **13.2%** |
| | |
| Cost of debt – before taxes | 9.0% |
| **Cost of debt – after taxes** | **6.0%** |
| | |
| Capital structure: | |
| % equity | 70.0% |
| % debt | 30.0% |
| **WACC** | **11.0%** |

25

Terminal value and perpetuity growth rate

26

e

Valuation results

27

Navytree: income statement and cash flow

(1) Participation of Cabo SP and Cabo Sul Operations on Navytree results included through the equity method. Net revenue and EBITDA shown on this table refer only to the MMDS Operation (2) includes fiscal benefits on Cabo SP and Cabo Sul Operations

28

Navytree: analysis of discounted cash flow sensibility

## General comment

- In order to calculate the Target-Assets' Equity Value it was considered a Net Debt of R$84 million, allocated in the following companies: Comercial Cabo TV São Paulo Ltda, Lightree Participações Ltda and TVA Sul Paraná Ltda. The other Restructuring Companies have a Net Debt equal to zero
- In order to calculate Navytree's Equity Value, the effective stake of Navytree in Cabo SP Operation (86.65%), Cabo Sul Operation (91.50%) and MMDS Operation (100%) was considered
- The central value of Navytree's Enterprise Value is calculated with WACC of 11.0% and perpetuity growth of 3.1% each of the in nominal Dollars

## Navytree's Equity Value Calculation (R$ million)

1,839
84
1,755
1,704
Target-Assets' Enterprise Value
Net debt
Target-Assets' Equity Value
Navytree's Equity Value

## Navytree's Enterprise Value (R$ million)

| Nominal growth in perpetuity | WACC (in Nominal Dollars) 11.5% | 11.3% | 11.0% | 10.8% | 10.5% |
|---|---|---|---|---|---|
| 2.6% | 1,524.3 | 1,578.7 | 1,636.5 | 1,697.8 | 1,763.1 |
| 2.9% | 1,552.2 | 1,608.9 | 1,669.1 | 1,733.2 | 1,801.5 |
| 3.1% | 1,581.8 | 1,640.9 | 1,703.8 | 1,770.9 | 1,842.6 |
| 3.4% | 1,613.3 | 1,675.0 | 1,740.9 | 1,811.3 | 1,886.7 |
| 3.6% | 1,646.8 | 1,711.5 | 1,780.5 | 1,854.5 | 1,934.0 |

## Target-Assets' Enterprise Value (R$)[1]

| Nominal growth in perpetuity | WACC (in Nominal Dollars) 11.5% | 11.3% | 11.0% | 10.8% | 10.5% |
|---|---|---|---|---|---|
| 2.6% | 4,360 | 4,515 | 4,680 | 4,856 | 5,043 |
| 2.9% | 4,440 | 4,602 | 4,774 | 4,957 | 5,152 |
| 3.1% | 4,524 | 4,693 | 4,873 | 5,065 | 5,270 |
| 3.4% | 4,614 | 4,791 | 4,979 | 5,180 | 5,396 |
| 3.6% | 4,710 | 4,895 | 5,092 | 5,304 | 5,531 |

(1) Considering that Navytree’s net debt is equal to zero, its Enterprise Value is equal to its Equity Value; (2) The Enterprise Value per subscriber is Navytree’s Enterprise Value divided by its proportional number of subscribers

29

Appendix

30

a

Discounted cash flow methodology

31

Discounted cash flow methodology (FCD)

32

WACC

33

Cost of equity (Re)

**Cost of equity (Re)**

- The calculation of the cost of the equity of the Target-Assets was based on the following formula derived from the CAPM (*Capital Asset Pricing Model*) model:

$$Re = Rf + \beta \times (Rm - Rf) + Z$$

Re : cost of equity

Rf : rate of return on risk free investment

Rm - Rf : average expected premium of the stock market in relation to risk free assets

ß : estimated beta, corresponds to the non-diversifiable risk of a certain company and is measured by the correlation of its return in relation to the market's return

Z : additional risk rate for companies operating in Brazil ("country risk")

34

Risk free rate (Rf)

35

Country risk (Z)

Source: Bloomberg

36

Beta

37

Market risk premium

38

Cost of debt and capital structure

39

Terminal value and perpetuity growth rate

40

b

Glossary

41

Glossary

We have included the glossary below to facilitate the understanding of this document by persons which are not very familiar with the valuation methodology of companies by the discounted cash flow. Thus, the clarification provided for each term was made in didactic language, facilitating understanding of the concepts used

  “Average Revenue per User” (ARPU): total gross revenue of monthly payment, divided by the average of the number of subscribers during the reference year, expressed in monthly amounts in R$ in nominal terms

  Broadband: high speed data communication

  Beta: is a measure of market risk/systemic risk/non-diversifiable risk. The beta coefficient indicates the sensitivity of the price of the share to the variation in the market portfolio price. The index is measured by a linear regression among a series of variations in the company’s share price and the series of variations in the market portfolio price

  Capital Asset Pricing Model – CAPM: the CAPM model is used to calculate the cost of equity or
  Shareholder’s Capital Cost. The model follows the premise of financial risk and return. Thus, the higher the risk, the higher the return required by the shareholder. For this calculation, the beta, the risk free rate and market premium are considered

  “Capital Expenditures” (Capex): investment in fixed assets

  “Churn”: percentage of exit from the subscribers’ base in a certain period

  Cost of Equity: the cost of the equity is the return required by the shareholder on the capital invested. The calculation considers that a certain asset must pay to the investor the cost of opportunity plus a risk premium

42

Glossary (cont.)

  Cost of Debt: is a measure of the value paid for the third party capital, in the form of loans, financing, funding in the market, among others

  Weighted Average Cost of Capital (WACC): is a measure of the cost of capital of a company. The WACC is determined by the weighted average, based on the long -term capital structure, of the costs of the debt and of the equity and is directly related to the risk associated to future cash flows

  “Earnings Before Interests, Taxes, Depreciation and Amortization” (EBITDA): is the operating profit generated by the company, which will effectively generate cash for the company. Thus, in its calculation, only expenses that generate cash outflows are considered

  “Earnings Before Interests and Taxes” (EBIT): is the operating profit generated by the company, i.e. EBITDA, deducted from depreciation and amortization expenses

  “Enterprise Value” (EV): total value of company, composed of the sum of the value of the shareholder’s capital and the value of the Net Indebtedness

  “Equity Value”: value of the company’s capital to the shareholder

  “Direct to Home” (DTH): Service of distribution of satellite signals directly to home of pay-TV’s subscriber

  Operational Cash Flow: the operational cash flow takes into account only revenues and expenses effectively received and disbursed, arising out of company transactions. Thus, in the calculation, revenues and financial expenses and other items that are not operational are not considered

43

Glossary (cont.)

  “Multichannel Multipoint Distribution Service” (MMDS): is a service of transmission of TV signals through terrestrial microwaves at a frequency above 2GHz

  Market Risk Premium: market risk premium is the additional return required by investors to compensate the greatest element of uncertainty (risk) in investments in shares versus risk free investments

  Country Risk: is the premium paid for the political uncertainty and instability of a certain country. A frequently used methodology to estimate this premium is the spread between the return paid by the sovereign bonds of the country in question and the sovereign bonds of the U.S.A.

  SCM: Multimedia Communication Service is a fixed telecommunication service of collective interest, which is supplied in national and international scope, on a private basis, which enables supply of the capacity of transmission, emission and reception of multimedia information, using any means, to subscribers within a service provision area

  Risk Free Rate: is the interest rate paid by a risk free asset. In practice, US treasury bonds are used as a parameter for the risk free interest rates

  NPV: net present value

  Terminal Value: considering that, theoretically, the life of a company is infinite, and that it is not possible to project future cash flows precisely beyond a certain period, part of the company’s value will be generated by the cash flows of the years subsequent to the last year of the projection period. This value estimate is called terminal value. The determination of the Terminal Value starts from the principle that in infinity the company will reach its maturity stage and shall grow at a constant rate

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 21, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director